Exhibit 99.68

February 28, 2017

Lithium Americas Provides an Update on the Cauchari-Olaroz Lithium Project

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (OTCQX: LACDF) (“Lithium Americas” or the “Company”) is pleased to provide an update for the Cauchari-Olaroz lithium project (“Cauchari-Olaroz”) in Jujuy province, Argentina.

Minera Exar S.A. (“Minera Exar”), a 50/50 joint venture company (“JV”) between Lithium Americas and Sociedad Quimica y Minera de Chile S.A. (“SQM”), continues to advance the Cauchari-Olaroz project as planned. As previously announced, Minera Exar is pursuing a development plan at Cauchari-Olaroz that targets 50,000 tonnes per annum (“tpa”) of lithium carbonate production capacity in two stages, with each stage consisting of 25,000 tpa of lithium carbonate. A feasibility study (“Stage 1 DFS”) on the first stage of 25,000 tpa of lithium carbonate production capacity (“Stage 1”) is nearing completion.

The qualified persons (“QPs”) responsible for preparing the Stage 1 DFS have completed substantially all capital cost development analysis for Stage 1, with remaining work related primarily to confirming SQM’s operating cost estimates to a NI 43-101 compliant feasibility study standard. The Company and the QPs can confirm at this time the following:

•	The project capital cost estimate for the construction of Stage 1 is expected to be US$420 – US$430 million before value-added and other applicable taxes (“Taxes”) and working capital;

•	The operating cost estimate will be at the low end of the cost curve compared to producing lithium operations;

•	The parties expect to be in a position to commence construction in the first half of 2017;

•	The current construction schedule is estimated at two years with production forecast to start in 2019; and

•

During the construction period, Minera Exar’s direct employment in the province of Jujuy is estimated to be at least 800 people; once in operation, Minera Exar is expected to employ approximately 300 people in permanent positions.

Lithium Americas will be responsible for contributing 50% of capital expenditures for the construction of Stage 1, amounting to approximately US$210 – US$215 million before Taxes and working capital.

Technical Information

Ernie Burga, a qualified person under NI 43-101, has reviewed and approved the scientific and technical information in this press release. Further information about the scientific and technical information on Cauchari-Olaroz in this press release, including a summary of data verification measures, and a description of the assumptions, parameters and risks associated with this information, will be available in a NI 43-101 Technical Report that will be filed by Lithium Americas in connection with its disclosure of the results of the Stage 1 DFS.

About Lithium Americas

Lithium Americas, together with its joint venture partner SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements

Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this news release includes: (i) the timing and completion of the Stage1 DFS; (ii) the results of the capital cost estimates, operating cost estimates and other key inputs in the Stage 1 DFS; (iii) the results of analysis to increase the production rate at the Cauchari-Olaroz project to 50,000 tpa; (v) the timing for commencement of construction and production at the Cauchari-Olaroz project. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed MD&A, Annual Information Form and other continuous disclosure filings, as well as the timing and completion of the investment transactions with Ganfeng Lithium and Bangchak Petroleum, including settling definitive agreements and other conditions to completion. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.